Exhibit 99.1

BROOKFIELD RENEWABLE COMPLETES ANNUAL FILINGS

HAMILTON, Bermuda, February 27, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today announced that it has filed its 2014 annual report, including its audited financial statements for the year ended December 31, 2014, on Form 20-F with the SEC on EDGAR as well as with the Canadian securities regulatory authorities on SEDAR. These documents are also available at www.brookfieldrenewable.com and a hard copy will be provided to unitholders free of charge upon request.

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Brookfield Renewable Energy Partners (TSX: BEP.UN; NYSE: BEP) operates one of the largest publicly-traded, pure-play renewable power platforms globally. Its portfolio is primarily hydroelectric and totals approximately 6,700 megawatts of installed capacity. Diversified across 72 river systems and 13 power markets in the United States, Canada, Brazil, the Republic of Ireland and Northern Ireland, the portfolio’s output is sold predominantly under long-term contracts and generates enough electricity from renewable resources to power more than three million homes on average each year. With a portfolio of high-quality assets and strong growth prospects, the business is positioned to generate stable, long-term cash flows supporting regular and growing cash distributions to shareholders. For more information, please visit www.brookfieldrenewable.com.

For more information, please contact:

Zev Korman
Vice President, Investor and Media Relations
Tel: 416-359-1955
Email: zev.korman@brookfield.com